SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP
                            (Name of Subject Company)

 MACKENZIE PATTERSON, INC.; MP FALCON GROWTH FUND, LLC; MP VALUE FUND 6, LLC; MP
    FALCON FUND, LLC; MP DEWAAY FUND, LLC; MP INCOME FUND 18, LLC; MP INCOME
        FUND 17, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD and
               PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.

                                    (Bidders)

                 ASSIGNEE UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
Christine Simpson                              Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                      Derenthal & Dannhauser
1640 School Street                             One Post Street, Suite 575
Moraga, California  94556                      San Francisco, California  94104
(925) 631-9100                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

        Transaction                                         Amount of
        Valuation*                                          Filing Fee

        $8,000,000                                            $1,600

* For purposes of calculating the filing fee only. Assumes the purchase of 500,000 Units at a purchase price equal to $16 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $1,500
         Form or Registration Number: Schedule TO-T and Schedule TO-T/A Filing Party: Above Bidders
         Date Filed: December 27, 2001 and January 25, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         The Tender Offer Statement on Schedule TO filed Decmber 27, 2001 by MACKENZIE PATTERSON , INC.; MP FALCON GROWTH FUND, LLC; MP VALUE FUND 6, LLC; MP FALCON FUND, LLC; MP DEWAAY FUND, LLC; MP INCOME FUND 18, LLC; MP INCOME FUND 17, LLC; and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P. (collectively the "Purchasers") to purchase Units of limited partnership interest (the "Units") in BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP, a Delaware limited partnership (the "Issuer"), is hereby amended as set forth below. Except as amended hereby, all of the terms of the Offer and all disclosure set forth in the Schedule previously filed remain unchanged.

         The Expiration Date has been extended from February 25, 2002 to March 18, 2002. In addition, the purchase price has been increased to $16 per Unit, less the amount of any distributions declared or made with respect to the Units between the Offer Date and the Expiration Date. As a result, consummation by the Purchasers of the acquisition of all outstanding Units would require total purchase consideration in the amount of $8 million. In the event the Partnership invokes limitations on transfer under its limited partnership agreement, the offer may be limited to the maximum number of Units which may be acquired in compliance with the Issuer's limited partnership agreement. In particular, according to the Issuer, "The Partnership Agreement imposes certain limitations on the transfer of Units and may restrict, delay or prohibit a transfer primarily if (among other things) . . . the transfer of Units would result in 50% or more of all Units having been transferred by assignment or otherwise within a 12-month period . ."

         An additional Purchaser, ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD. ("AHY") has been added to the group of purchasers. AHY is a Florida limited partnership of which MacKenzie Patterson, Inc. is the general partner. It is engaged in the same real estate investment activities as the other Purchasers, and has total assets and total net assets in excess of $1 million as of the date hereof.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(6)   Supplement to Offer to Purchase dated February 8, 2002

         (a)(7)   Press Release

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 8, 2002

MACKENZIE PATTERSON , INC.

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MP FALCON GROWTH FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP FALCON FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP VALUE FUND 6, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP INCOME FUND 17, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP INCOME FUND 18, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President


ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President




































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


                                 EXHIBIT INDEX


Exhibit      Description                                                    Page

(a)(6)       Supplement to Offer to Purchase dated February 8, 2002

(a)(7)       Press Release